UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-5741

REPORT FOR PERIOD
October 1, 2003 to December 31, 2003 PURSUANT TO RULE 24

In the Matter of

SOUTHWESTERN ELECTRIC POWER COMPANY
Shreveport, Louisiana 71156

PUBLIC SERVICE COMPANY OF OKLAHOMA
Tulsa, Oklahoma 74102

AEP TEXAS CENTRAL COMPANY
 (formerly known as CENTRAL POWER AND LIGHT COMPANY)
 Corpus Christi, Texas 78401

This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and AEP Texas Central Company (TCC) [formerly known as Central Power and Light Company (CPL)] pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO’s, PSO’s and TCC’s Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and TCC; (b) the amount of expenditures by month for direct labor cost, direct material cost and indirect cost for each of SWEPCO, PSO and TCC; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and TCC on the basis of the “Cost Ratio”, and (d) copies of the monthly reports furnished by SWEPCO to PSO and TCC detailing the work and charges associated with PSO and TCC rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and TCC. This report covers the period October 1, 2003 through December 31, 2003.

4th QUARTER 2003
SWEPCO RAIL CAR MAINTENANCE FACILITY
RULE 24 REPORT

A.    NUMBER OF RAIL CARS SERVICED

	SWEPCO	PSO	TCC	TOTAL
October	198	178	2	378
November	174	51	18	243
December	116	144	8	268

TOTAL	488	373	28	889

B.    AMOUNT OF EXPENDITURES DETAIL

	SWEPCO	PSO	TCC	TOTAL
DIRECT LABOR -
October	$21,025.37	$7,160.38	$21.97	$28,207.72
November	19,883.75	10,205.05	571.79	30,660.59
December	11,457.71	10,056.40	2,951.92	24,466.03

TOTAL	$52,366.83	$27,421.83	$3,545.68	$83,334.34

DIRECT MATERIAL - (a)
October	$93,140.85	$51,453.99	($3,201.81)	$141,393.03
November	13,045.81	22,083.26	1,479.91	36,608.98
December	63,898.51	47,962.94	9,342.86	121,204.31

TOTAL	$170,085.17	$121,500.19	$7,620.96	$299,206.32

OTHER DIRECT COSTS -
October	$47,063.97	$20,655.88	$18,944.63	$86,664.48
November	48,293.34	27,466.89	47,018.68	122,778.91
December	51,472.69	11,124.26	29,688.86	92,285.81

TOTAL	$146,830.00	$59,247.03	$95,652.17	$301,729.20

INDIRECT COST SHARED ON
COST RATIO
October	$91,303.33	$31,094.17	$95.41	$122,492.91
November	20,777.94	10,663.98	597.50	32,039.42
December	35,446.49	31,111.28	9,132.30	75,690.07

TOTAL	$147,527.76	$72,869.43	$9,825.21	$230,222.40

TOTAL EXPENDITURES
October	$252,533.52	$110,364.42	$15,860.20	$378,758.14
November	102,000.84	70,419.18	49,667.88	222,087.90
December	162,275.40	100,254.88	51,115.94	313,646.22

TOTAL	$516,809.76	$281,038.48	$116,644.02	$914,492.26

(a)  Periodically, adjustments to amounts previously billed are required. When those adjustments are identified and recorded on a subsequent bill they may result in a net credit balance in an expenditure account for a particular month.

C.     COMPUTATION OF COST RATIO

	SWEPCO	PSO	TCC	TOTAL
October 2003
DIRECT LABOR	$21,025.37	$7,160.38	$21.97	$28,207.72
COST RATIO	74.538%	25.384%	0.078%	100.00%

November 2003
DIRECT LABOR	$19,883.75	$10,205.05	$571.79	$30,660.59
COST RATIO	64.851%	33.284%	1.865%	100.00%

December 2003
DIRECT LABOR	$11,457.71	$10,056.40	$2,951.92	$24,466.03
COST RATIO	46.831%	41.104%	12.065%	100.00%

D.    COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and TCC detailing charges associated with PSO and TCC rail cars are attached as Exhibits 1, 2 and 3.

S I G N A T U R E

As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 12th day of February, 2004.

/s/ Wendy G. Hargus

Wendy G. Hargus

Assistant Treasurer

INDEX TO EXHIBITS

Exhibit Number	Exhibit	Transmission Method
1	October 2003 statement furnished by SWEPCO to PSO and TCC detailing PSO and TCC's rail car charges	Electronic

2	November 2003 statement furnished by SWEPCO to PSO and TCC detailing PSO and TCC's rail car charges	Electronic

3	December 2003 statement furnished by SWEPCO to PSO and TCC detailing PSO and TCC's rail car charges	Electronic

Exhibit 1

AEP Utilities, Inc.
1 Riverside Plaza
Columbus OH 43215

STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
AT ALLIANCE, NEBRASKA PER SWEPCO - PSO & TCC AGREEMENT
October 2003

A.     NUMBER OF RAIL CARS SERVICED

   SWEPCO 198   PSO 178   TCC 2   OUTSIDE 533

B.     AMOUNT OF EXPENDITURES:

COSTS ASSIGNED 100% TO SWEPCO:		SWEPCO
00805900 01	Direct Material to SWEPCO Coal Cars	$40,904.01
00805900 02	Stores Salvage - SWEPCO	52,236.84
008059000 03	Direct Labor to SWEPCO Coal Cars	18,372.53
PR 4101	Charges Other than Direct Labor	0.00
00805900 04	Direct Labor to Rework SWEPCO Material	2,652.84
PR4104	Charges Other than Direct Labor	0.00
PR4202	Ad Valorem Taxes - SWEPCO Coal Cars	0.00
PR4204	Ad Valorem Taxes - Facility - Direct - SWEPCO	0.00
PR4213	Employee Fringe Benefits - Direct Labor - SWEPCO	0.00
PR4230	Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO	0.00
PR4238	Depreciation Expense - SWEPCO	0.00
PR4263	Lease - Supplemental Expenses - SWEPCO	0.00
00805908 02	Outside Maintenance of SWEPCO Coal Cars	44,058.49
00805909 02	Switching Fees - SWEPCO	3,005.48
PR4277	Repainting Coal Cars - SWEPCO	0.00

Total 100% SWEPCO Costs		$161,230.19

COSTS ASSIGNED 100% TO TCC:		TCC
00805902 01	Direct Material to TCC Coal Cars	$7.51
PR4014	Inventory Carrying Charges - TCC	2,585.04
00805902 02	Stores Salvage - TCC	(3,209.32)
00805902 03	Direct Labor to TCC Coal Cars	21.97
PR4105	Charges Other than Direct Labor	0.00
00805902 04	Direct Labor to Rework TCC Material	0.00
PR4106	Charges Other than Direct Labor	0.00
PR4216	Ad Valorem Taxes - Facility - Direct - TCC	0.00
PR4217	Employee Fringe Benefits - Direct Labor - TCC	0.00
PR4218	Payroll Taxes (FICA & UC) - Direct Labor - TCC	0.00
PR4240	Depreciation Expense - TCC	0.00
00805908 01	Outside Maintenance of TCC Coal Cars	16,248.79
00805909 01	Switching Fees - TCC	110.80
PR4279	Repainting Coal Cars - TCC	0.00

Total 100% TCC Costs		$15,764.79

COSTS ASSIGNED 100% TO PSO:		PSO
00805901 01	Direct Material to PSO Coal Cars	$46,871.05
PR4015	Inventory Carrying Charges - PSO	3,336.55
00805901 02	Stores Salvage - PSO	4,582.94
00805901 03	Direct Labor to PSO Coal Cars	7,068.85
PR4102	Charges Other than Direct Labor	0.00
00805901 04	Direct Labor to Rework PSO Material	91.53
PR4103	Charges Other than Direct Labor	0.00
PR4205	Ad Valorem Taxes - Facility - Direct - PSO	0.00
PR4214	Employee Fringe Benefits - Direct Labor - PSO	0.00
PR4231	Payroll Taxes (FICA & UC) - Direct Labor - PSO	0.00
PR4239	Depreciation Expense - PSO	0.00
00805908 03	Outside Maintenance of PSO Coal Cars	16,184.82
00805909 03	Switching Fees - PSO	1,134.51
PR4278	Repainting Coal Cars - PSO	0.00

Total 100% PSO Costs		$79,270.25

COSTS TO BE SHARED {Ratio of Direct Labor}:		SHARED
00805904 01	Shop Material	$6,964.83
00805904 02	Small Tools	0.00
00805904 03	Facility Maintenance - Material	2,261.29
00805903 01	3RD Party Direct Material	261,633.29
00805904 07	Switch Engine Operation and Maintenance	1,875.16
00805904 08	Equipment Operation and Maintenance	3,388.64
00805904 04	Sale of Scrap	0.00
00805905 01	Supervision	20,062.80
00805905 02	Clerical	12,927.69
00805905 03	Training and Safety	12,107.10
00805905 04	General Shop Labor	15,646.40
00805905 05	Facility Maintenance - Labor	11,766.47
00805905 06	Labor Switch Engine Operation and Maintenance	25,642.17
PR4201	Ad Valorem Taxes - Facility	0.00
PR4108	Labor - Other	0.00
00805906 04	Employee Activities	0.00
00805903 04	3RD Party Remfg Labor Cars	1,307.56
00805903 03	3RD Party Direct Labor Cars	97,644.38
	Data Processing Charges	0.00
	Insurance Facility	0.00
00805907 01	Misc.	7,410.39
PR4220	Injuries and Damages	0
PR4221	Insurance - Liability and Property	0.00
00805906 07	Maintenance of Facilities (Contracted)	858.94
00805906 08	Office Supplies and Expenses	4,896.20
0080590601	Taxes	0.00
00805911 01	3RD Party Sales Expense	20,424.56
00805906 09	Utilities - Heat, Light, Power and Water	6,117.24
00805906 10	Utilities - Telephone	582.35
00805906 11	Vehicle Expense	0.00
PR4237	Depreciation Expense	0.00
00805906 05	EMPLOYEE TRAVEL EXPENSES	50.29
PR4262	Lease - Basic - All Except Coal Cars	0.00
PR4264	Lease - Supplemental Expenses - Facility	0.00
PR4004	Material Direct to Outside Coal Cars	0.00
00805903 05	3rd Party Revenue	(380,369.07)
00805903 02	Stores Salvage - Outside Cars	187.12
00805907 02	AEP East Cars	(11,483.57)
00805907 03	OVEX Cars	590.68

		$122,492.91

TOTAL COSTS SHARED ON COST RATIO {SEE COMPUTATION BELOW} -
SWEPCO	74.54%	$91,303.33
TCC	0.08%	95.41
PSO	25.38%	31,094.17

Capital Recovery on Capital Expenditures not Covered Under Lease Agreement {Cost Ratio}                      $0.00

TOTAL COSTS FOR THE MONTH
SWEPCO	$252,533.52
TCC	15,860.20
PSO	110,364.42

C.     COMPUTATION OF COST RATIO

101, 104 Direct Labor SWEPCO	$21,025.37	74.54%	SWEPCO
102, 103 Direct Labor PSO	7,160.38	25.38%	PSO
105, 106 Direct Labor TCC	21.97	0.08%	TCC

Total Direct Labor	$28,207.72	100.00%

Exhibit 2

AEP Utilities, Inc.
1 Riverside Plaza
Columbus OH 43215

STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
AT ALLIANCE, NEBRASKA PER SWEPCO - PSO & TCC AGREEMENT
November  2003

A.     NUMBER OF RAIL CARS SERVICED

SWEPCO 174    PSO 51    TCC 18    OUTSIDE 545

B.     AMOUNT OF EXPENDITURES:

COSTS ASSIGNED 100% TO SWEPCO:		SWEPCO
00805900 01	Direct Material to SWEPCO Coal Cars	$25,159.68
00805900 02	Stores Salvage - SWEPCO	(12,113.87)
00805900 03	Direct Labor to SWEPCO Coal Cars	19,119.60
PR4101	Charges Other than Direct Labor	0.00
00805900 04	Direct Labor to Rework SWEPCO Material	764.15
PR4104	Charges Other than Direct Labor	0.00
PR4202	Ad Valorem Taxes - SWEPCO Coal Cars	0.00
PR4204	Ad Valorem Taxes - Facility - Direct - SWEPCO	0.00
PR4213	Employee Fringe Benefits - Direct Labor - SWEPCO	0.00
PR4230	Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO	0.00
PR4238	Depreciation Expense - SWEPCO	0.00
PR4263	Lease - Supplemental Expenses - SWEPCO	0.00
00805908 02	Outside Maintenance of SWEPCO Coal Cars	47,904.41
00805909 02	Switching Fees - SWEPCO	388.93
PR4277	Repainting Coal Cars - SWEPCO	0.00

Total 100% SWEPCO Costs		$81,222.90

COSTS ASSIGNED 100% TO TCC:		TCC
00805902 01	Direct Material to TCC Coal Cars	$1,959.91
PR4014	Inventory Carrying Charges - TCC	2,583.37
00805902 02	Stores Salvage - TCC	(480.00)
00805902 03	Direct Labor to TCC Coal Cars	548.83
PR4105	Charges Other than Direct Labor	0.00
00805902 04	Direct Labor to Rework TCC Material	22.96
PR4106	Charges Other than Direct Labor	0.00
PR4216	Ad Valorem Taxes - Facility - Direct - TCC	0.00
PR4217	Employee Fringe Benefits - Direct Labor - TCC	0.00
PR4218	Payroll Taxes (FICA & UC) - Direct Labor - TCC	0.00
PR4240	Depreciation Expense - TCC	0.00
00805908 01	Outside Maintenance of TCC Coal Cars	44,435.31
00805909 01	Switching Fees - TCC	0.00
PR4279	Repainting Coal Cars - TCC	0.00

Total 100% TCC Costs		$49,070.38

COSTS ASSIGNED 100% TO PSO:		PSO
00805901 01	Direct Material to PSO Coal Cars	$3,289.39
PR4015	Inventory Carrying Charges - PSO	3,334.40
00805901 02	Stores Salvage - PSO	18,793.87
00805901 03	Direct Labor to PSO Coal Cars	9,989.28
PR4102	Charges Other than Direct Labor	0.00
00805901 04	Direct Labor to Rework PSO Material	215.77
PR4103	Charges Other than Direct Labor	0.00
PR4205	Ad Valorem Taxes - Facility - Direct - PSO	0.00
PR4214	Employee Fringe Benefits - Direct Labor - PSO	0.00
PR4231	Payroll Taxes (FICA & UC) - Direct Labor - PSO	0.00
PR4239	Depreciation Expense - PSO	0.00
00805908 03	Outside Maintenance of PSO Coal Cars	22,072.78
00805909 03	Switching Fees - PSO	2,059.71
PR4278	Repainting Coal Cars - PSO	0.00

Total 100% PSO Costs		$59,755.20

COSTS TO BE SHARED {Ratio of Direct Labor}:		SHARED
00805904 01	Shop Material	$8,577.82
00805904 02	Small Tools	80.02
00805904 03	Facility Maintenance - Material	(52,072.94)
00805903 01	3RD Party Direct Material	135,893.88
00805904 07	Switch Engine Operation and Maintenance	837.68
00805904 08	Equipment Operation and Maintenance	4,641.81
00805904 04	Sale of Scrap	0.00
00805905 01	Supervision	13,656.90
00805905 02	Clerical	12,062.00
00805905 03	Training and Safety	11,776.50
00805905 04	General Shop Labor	13,264.49
00805905 05	Facility Maintenance - Labor	12,029.89
00805905 06	Labor Switch Engine Operation and Maintenance	18,347.60
PR4201	Ad Valorem Taxes - Facility	0.00
PR4108	Labor - Other	0.00
00805906 04	Employee Activities	606.20
00805903 04	3RD Party Remfg Labor Cars	33.33
00805903 03	3RD Party Direct Labor Cars	68,395.23
00805907 01	Misc	11,449.35
PR4220	Injuries and Damages	0.00
PR4221	Insurance - Liability and Property	0.00
00805906 07	Maintenance of Facilities (Contracted)	2,560.59
00805906 08	Office Supplies and Expenses	1,135.58
0080590601	Taxes	0.00
00805911 01	3RD Party Sales Expense	13,887.05
00805906 09	Utilities - Heat, Light, Power and Water	5,644.27
00805906 10	Utilities - Telephone	600.00
00805906 11	Vehicle Expense	30.11
PR4237	Depreciation Expense	0.00
00805906 05	EMPLOYEE TRAVEL EXPENSES	1,516.66
PR4262	Lease - Basic - All Except Coal Cars	0.00
PR4264	Lease - Supplemental Expenses - Facility	0.00
PR4004	Material Direct to Outside Coal Cars	0.00
00805903 05	3rd Party Revenue	(252,938.52)
00805903 02	Stores Salvage - Outside Cars	1,377.22
00805907 02	AEP East Cars	(2,149.46)
00805907 03	OVEX Cars	796.16

		$32,039.42

TOTAL COSTS SHARED ON COST RATIO {SEE COMPUTATION BELOW} -
SWEPCO	64.85%	$20,777.94
TCC	1.86%	597.50
PSO	33.28%	10,663.98

Capital Recovery on Capital Expenditures not Covered Under Lease Agreement {Cost Ratio}	$0.00

TOTAL COSTS FOR THE MONTH
SWEPCO	$102,000.84
TCC	49,667.88
PSO	70,419.18

C.     COMPUTATION OF COST RATIO

101, 104	Direct Labor SWEPCO	$19,883.75	64.851%	SWEPCO
102, 103	Direct Labor PSO	10,205.05	33.284%	PSO
105, 106	Direct Labor TCC	571.79	1.865%	TCC

Total Direct Labor		$30,660.59	100.000%

Exhibit 3

AEP Utilities, Inc.
1 Riverside Plaza
Columbus OH 43215

STATEMENT OF PARTICIPATION IN RAIL CAR MAINTENANCE FACILITY
AT ALLIANCE, NEBRASKA PER SWEPCO - PSO & TCC AGREEMENT
December  2003

A.     NUMBER OF RAIL CARS SERVICED

SWEPCO 116    PSO 144    TCC 8    OUTSIDE 470

B.     AMOUNT OF EXPENDITURES:

COSTS ASSIGNED 100% TO SWEPCO:		SWEPCO
00805900 01	Direct Material to SWEPCO Coal Cars	$53,390.45
00805900 02	Stores Salvage - SWEPCO	10,508.06
00805900 03	Direct Labor to SWEPCO Coal Cars	10,500.85
PR4101	Charges Other than Direct Labor	0.00
00805900 04	Direct Labor to Rework SWEPCO Material	956.86
PR4104	Charges Other than Direct Labor	0.00
PR4202	Ad Valorem Taxes - SWEPCO Coal Cars	0.00
PR4204	Ad Valorem Taxes - Facility - Direct - SWEPCO	0.00
PR4213	Employee Fringe Benefits - Direct Labor - SWEPCO	0.00
PR4230	Payroll Taxes (FICA & UC) - Direct Labor - SWEPCO	0.00
PR4238	Depreciation Expense - SWEPCO	0.00
PR4263	Lease - Supplemental Expenses - SWEPCO	0.00
00805908 02	Outside Maintenance of SWEPCO Coal Cars	46,244.00
00805909 02	Switching Fees - SWEPCO	5,228.69
PR4277	Repainting Coal Cars - SWEPCO	0.00

Total 100% SWEPCO Costs		$126,828.91

COSTS ASSIGNED 100% TO TCC:		TCC
00805902 01	Direct Material to TCC Coal Cars	$8,619.86
PR4014	Inventory Carrying Charges - TCC	2,782.42
00805902 02	Stores Salvage - TCC	723.00
00805902 03	Direct Labor to TCC Coal Cars	2,942.01
PR4105	Charges Other than Direct Labor	0.00
00805902 04	Direct Labor to Rework TCC Material	9.91
PR4106	Charges Other than Direct Labor	0.00
PR4216	Ad Valorem Taxes - Facility - Direct - TCC	0.00
PR4217	Employee Fringe Benefits - Direct Labor - TCC	0.00
PR4218	Payroll Taxes (FICA & UC) - Direct Labor - TCC	0.00
PR4240	Depreciation Expense - TCC	0.00
00805908 01	Outside Maintenance of TCC Coal Cars	26,906.44
00805909 01	Switching Fees - TCC	0.00
PR4279	Repainting Coal Cars - TCC	0.00

Total 100% TCC Costs		$41,983.64

COSTS ASSIGNED 100% TO PSO:		PSO
00805901 01	Direct Material to PSO Coal Cars	$55,770.54
PR4015	Inventory Carrying Charges - PSO	3,558.57
00805901 02	Stores Salvage - PSO	(7,807.60)
00805901 03	Direct Labor to PSO Coal Cars	9,420.66
PR4102	Charges Other than Direct Labor	0.00
00805901 04	Direct Labor to Rework PSO Material	635.74
PR4103	Charges Other than Direct Labor	0.00
PR4205	Ad Valorem Taxes - Facility - Direct - PSO	0.00
PR4214	Employee Fringe Benefits - Direct Labor - PSO	0.00
PR4231	Payroll Taxes (FICA & UC) - Direct Labor - PSO	0.00
PR4239	Depreciation Expense - PSO	0.00
00805908 03	Outside Maintenance of PSO Coal Cars	7,565.69
00805909 03	Switching Fees - PSO	0.00
PR4278	Repainting Coal Cars - PSO	0.00

Total 100% PSO Costs		$69,143.60

COSTS TO BE SHARED {Ratio of Direct Labor}:		SHARED
00805904 01	Shop Material	$1,243.56
00805904 02	Small Tools	108.95
00805904 03	Facility Maintenance - Material	1,784.26
00805903 01	3RD Party Direct Material	95,380.87
00805904 07	Switch Engine Operation and Maintenance	3,571.58
00805904 08	Equipment Operation and Maintenance	2,611.67
00805904 04	Sale of Scrap	0.00
00805905 01	Supervision	11,114.22
00805905 02	Clerical	7,199.43
00805905 03	Training and Safety	5,985.20
00805905 04	General Shop Labor	11,176.26
00805905 05	Facility Maintenance - Labor	7,505.89
00805905 06	Labor Switch Engine Operation and Maintenance	16,941.16
PR4201	Ad Valorem Taxes - Facility	0.00
PR4108	Labor - Other	0.00
00805906 04	Employee Activities	547.88
00805903 04	3RD Party Remfg Labor Cars	264.23
00805903 03	3RD Party Direct Labor Cars	51,373.67
	Data Processing Charges	0.00
	Insurance Facility	0.00
00805907 01	Misc.	4,450.36
PR4220	Injuries and Damages	0.00
PR4221	Insurance - Liability and Property	0.00
00805906 07	Maintenance of Facilities (Contracted)	1,711.38
00805906 08	Office Supplies and Expenses	993.47
0080590601	Taxes	0.00
00805911 01	3RD Party Sales Expense	17,917.47
00805906 09	Utilities - Heat, Light, Power and Water	12,942.33
00805906 10	Utilities - Telephone	742.49
00805906 11	Vehicle Expense	25.42
PR4237	Depreciation Expense	0.00
00805906 05	EMPLOYEE TRAVEL EXPENSES	299.40
PR4262	Lease - Basic - All Except Coal Cars	0.00
PR4264	Lease - Supplemental Expenses - Facility	0.00
PR4004	Material Direct to Outside Coal Cars	0.00
00805903 05	3rd Party Revenue	(175,559.19)
00805903 02	Stores Salvage - Outside Cars	136.45
00805907 02	AEP East Cars	(4,778.34)
00805907 03	OVEX Cars	0.00

		$75,690.07

TOTAL COSTS SHARED ON COST RATIO {SEE COMPUTATION BELOW} -
SWEPCO	46.83%	$35,446.49
TCC	12.07%	9,132.30
PSO	41.10%	31,111.28

Capital Recovery on Capital Expenditures not Covered Under Lease Agreement {Cost Ratio}                      $0.00

TOTAL COSTS FOR THE MONTH
SWEPCO	$162,275.40
TCC	51,115.94
PSO	100,254.88

C.     COMPUTATION OF COST RATIO

101, 104	Direct Labor SWEPCO	$11,457.71	46.831%	SWEPCO
102, 103	Direct Labor PSO	10,056.40	41.104%	PSO
105, 106	Direct Labor TCC	2,951.92	12.065%	TCC

Total Direct Labor		$24,466.03	100.00%